MILLSTREAM ACQUISITION CORPORATION

August 13, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

  Re:
  Millstream Acquisition Corporation
  Registration Statement on Form S-4, as amended (Filed No. 333-114385)
  Request for Withdrawal

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, Millstream Acquisition Corporation (the "Company") hereby makes application to withdraw its Registration Statement on Form S-4, File Number 333-114385 (the "Form S-4 Registration Statement"), relating to the offering of shares of the Company's common stock, par value $0.0001 per share (the "Shares"). The Shares were issuable as merger consideration to the members of NationsHealth Holding, LLC, as described in the Form S-4 Registration Statement. However, since the Shares were issued to the members of NationsHealth in a private placement offering, there is no longer a need for the Form S-4 Registration Statement. No securities have been sold under the Form S-4 Registration Statement.

        Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-4 Registration Statement as soon as possible.

        Should you have any questions regarding this matter, please call our attorney, Barry J. Siegel of Klehr, Harrison, Harvey, Branzburg & Ellers LLP, at (215) 569-4293.

Sincerely,
MILLSTREAM ACQUISITION CORPORATION
By:	/s/ ARTHUR SPECTOR Arthur Spector Chief Executive Officer
cc:
Barry J. Siegel, Esq. (Klehr, Harrison, Harvey, Branzburg & Ellers LLP)